Clear Street LLC

4 World Trade Center

150 Greenwich St Floor 45

New York, NY 10007

July 29, 2024

VIA EDGAR

Pam Howell

Ronald (Ron) E. Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

RE:	AA Mission Acquisition Corp.

Registration Statement on Form S-1, as amended

Filed on July 26, 2024

File No. 333-280511

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Clear Street LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 31, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through July 29, 2024, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated July 26, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CLEAR STREET LLC

By:	/s/ Andrew Volz
Name:	Andrew Volz
Title:	Chief Operating Officer